Exhibit 99.1

The table below specifies the date, amount and weighted average price per share sold by Bill & Melinda Gates Foundation Trust (the “Trust”) during the period November 14, 2011 through December 1, 2011.  The Trust undertakes to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of shares sold at each separate price.  All transactions were effected in the open market on the New York Stock Exchange or through Electronic Communication Networks.

Date of Transaction	Number of Shares of Common Stock Sold	Weighted Average Price per Share	Range of Price per Share
11/14/2011	487,968	$33.6678	$ 33.45 - $34.05
11/29/2011	285,007	$35.4326	$ 35.30 - $35.615
11/30/2011	489,800	$36.2784	$ 36.09 - $36.555
12/1/2011	262,627	$36.1474	$ 35.99 - $36.51